

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2023

Mini Krishnamoorthy
Chief Financial Officer
KludeIn I Acquisition Corp.
1096 Keeler Avenue
Berkeley, CA 94708

> **Re: KludeIn I Acquisition Corp.**
> **Amendment No. 7 to Registration Statement on Form S-4**
> **Filed January 26, 2023**
> **File No. 333-265952**

Dear Mini Krishnamoorthy:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 7 to Form S-4 filed January 26, 2023

Risk Factors
We have significant customer concentration..., page 72

1. In this and the subsequent risk factor, please name the customer and channel partner that accounted for approximately 30% of Near's annual revenue for the year ended December 31, 2021 and for the nine months ended September 30, 2022.

Employees, page 224

2. We note your disclosure here reflects information as of September 30, 2022. Please revise to update this information as of a more recent practicable date.

Management of New Near Following the Business Combination, page 270

3.   We note your disclosure on page 219 that Near has recently hired a Chief Revenue Officer to help scale Near's "land-and-expand" model. With a view toward revised disclosure, please tell us whether the Chief Revenue Officer is considered an executive officer or a significant employee and whether additional disclosure is required pursuant to Item 401(b) or (c) of Regulation S-K.

    You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

                                         Sincerely,

                                         Division of Corporation Finance
                                         Office of Technology

cc: Benjamin S. Reichel